









Pablo Tromben

Abogado, LLM U of Nottingham

Chile

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Carrasco, Contardo & Cía.

University of Nottingham,

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I am a Chilean-Italian citizen, admitted to practice law in Chile by the Supreme Court of Justice, with nine years of working experience in legal, entrepreneurial and financial matters. I am a native Spanish speaker and fluent in English and French. I have an LLM in International Commercial Law from the Uni...

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Experience

Socio
Carrasco, Contardo & Cía.
Jan 2018 – Present • 4 mos
Santiago Province, Chile

Endurance Law SpA

Founder
Endurance Law SpA
Nov 2015 – Present • 2 yrs 6 mos
Santiago de Chile

Endurance Law SpA is a firm based in Santiago de Chile with presence in the United Kingdom, Brazil, China and the United States. Our core is focused in Contract Law, Dispute Resolution and Startup Law.
www.endurancelaw.cl

Media (2)

Home

LOGO NEGRO V

Tu Firma Digital

Director
Tu Firma Digital
Jan 2016 – Present • 2 yrs 4 mos
Santiago de Chile











Universidad de Talca

LL.M lecturer (International Commercial Law)
Universidad de Talca
Feb 2017 – Present • 1 yr 3 mos
Talca Province, Chile

Modules:
International sale of goods (CISG and ELISG)
International trade finance
International investment law

Universidad de Talca

Commercial Law Lecturer
Universidad de Talca
Dec 2016 – Present • 1 yr 5 mos
Santiago Province, Chile

Curso de estatuto jurídico del comerciante, la empresa y los títulos de crédito.

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Education

University of Nottingham,

University of Nottingham,
Master of Laws (LLM), International Commercial Law, With Merit
2014 – 2015

International Investment Law, English Law of International Sale of Goods, Carriage of Goods by Sea, International Trade Finance, Commercial Conflicts of Law, International Law of the Sea, and Advanced Copyright Law and
Design Law.

Chilean Supreme Court of Justice

Chilean Supreme Court of Justice
Abogado habilitado para el ejercicio de la profesion
2007 – 2007

Lawyer admitted to practice law.
http://www.pjud.cl/

Universidad Adolfo

Universidad Adolfo Ibáñez
Licentiate in Juridical Sciences, Law, Licentiate in Juridical Sciences
2000 – 2004